[NorthStar Corporate Income Fund-T Letterhead]

February 23, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	NorthStar Corporate Income Fund-T Registration Statement on Form N-2
(File Nos. 333-208211; 811-23116)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, NorthStar Corporate Income Fund-T (the “Fund”) respectfully requests that Pre-Effective Amendment No. 2 to the above referenced Registration Statement, which was filed via EDGAR on February 12, 2016, be accelerated and declared effective on February 24, 2016 or as soon thereafter as is reasonably practicable.

In connection with the submission of the Fund’s request for accelerated effectiveness of the above-referenced Registration Statement, the Fund hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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February 23, 2016

NorthStar Corporate Income Fund-T

BY:	/s/ Daniel R. Gilbert
Daniel R. Gilbert
Chief Executive Officer and President